Mail Stop 4561

January 26, 2010

Pamela H. Patsley
Chief Executive Officer
MoneyGram International, Inc.
1550 Utica Avenue South, Suite 100
Minneapolis, MN 55416

> **Re:** **MoneyGram International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2009**
> **File No. 001-31950**

Dear Ms. Patsley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief